FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.


                             THE SAUDI BRITISH BANK
                    THIRD QUARTER 2007 RESULTS - HIGHLIGHTS

- Net profit of SAR1,902 million (US$507 million) for the nine months ended 30 September 2007 - down SAR553 million (US$147 million), or 22.5 per cent, compared with SAR2,455 million (US$655 million) for the same period in 2006. Net profit of SAR651 million (US$174 million) for the three months ended 30 September 2007 - up SAR5 million (US$1 million), or 0.8 per cent, compared with SAR646 million (US$172 million) for the same period in 2006.

- Earnings per share of SAR5.07 (US$1.35) for the nine months ended 30 September 2007 - down 22.5 per cent from SAR6.55 (US$1.75) for the same period in 2006.

- Operating income of SAR3,155 million (US$841 million) for the nine months ended 30 September 2007 - down SAR450 million (US$120 million), or 12.5 per cent, compared with SAR3,605 million (US$961 million) for the same period in 2006.

- Customer deposits of SAR70.3 billion (US$18.7 billion) at 30 September 2007 - up SAR10.6 billion (US$2.8 billion), or 17.8 per cent, compared with SAR59.7 billion (US$15.9 billion) at 30 September 2006.

- Loans and advances to customers of SAR54.2 billion (US$14.5 billion) at 30 September 2007 - up SAR13.0 billion (US$3.5 billion), or 31.6 per cent, from SAR41.2 billion (US$11.0 billion) at 30 September 2006.

- The bank's investment portfolio totalled SAR17.0 billion (US$4.5 billion) at 30 September 2007 compared with SAR16.6 billion (US$4.4 billion) at 30 September 2006.

- Total assets of SAR89.6 billion (US$23.9 billion) at 30 September 2007 - up SAR12.3 billion (US$3.3 billion), or 15.9 per cent, over 30 September 2006.

John Coverdale, Managing Director of SABB, said: "I am pleased to report that SABB's financial performance has shown consistent growth during the first three quarters of 2007. Despite the reduction in brokerage and mutual funds income for the nine months of 2007, compared to 2006, SABB delivered third quarter 2007 profits that match those generated in the same three months of last year. This achievement demonstrates the success of our increased focus on core banking activities and our investment in staff and systems designed to support those activities. The 31.6 per cent increase in loans and advances compared to 30 September 2006 reflects the strength of our corporate relationships and has been assisted by encouraging growth within our retail business, especially our cards and mortgage offerings. This loan growth has been supported by a 17.8 per cent increase in customer deposits that has contributed to the SAR341 million, or
18.0 per cent, increase in net interest income. Excluding the lower contribution from the brokerage and mutual funds businesses, core banking non-funds income has grown by SAR214 million, or 15.0 per cent, compared to the first nine months of 2006.

"We have successfully managed cost growth this year following the significant investment in rebranding, recruitment and systems during 2006. Bad debt levels are in line with asset growth and increased card and consumer finance market penetration. General credit quality is sound especially within the corporate sector which is benefiting from the strong underlying Saudi economy and major construction and infrastructure development projects. The bank's capital and liquidity positions remain strong.

"Our insurance company, SABB Takaful, which began trading on 1 July 2007, has had a very good first three months of business delivering a comprehensive range of insurance products to both our retail and corporate clients. Together with our joint venture investment bank, HSBC Saudi Arabia Limited, SABB is well positioned to deliver a full range of financial services within the Kingdom. As an affiliate of HSBC, SABB is joining up with the Group's product and distribution capabilities worldwide to provide global solutions to our clients' needs.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  22 October 2007